UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 240.13d-2(a)
AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

(Amendment No. 5)*

Formula Systems (1985) Ltd.

(Name of Issuer)

American Depositary Shares, each representing

one Ordinary Shares, Par Value NIS 1.0 Per Share

(Title of class of securities)

346414-10-5

(CUSIP number)

Gabriela Żukowicz

Asseco Poland S.A.

Olchowa 14

35-322 Rzeszow, Poland

+48 17 888 55 55

with a copy to:

Mike Rimon, Adv.

c/o Meitar Law Offices

16 Abba Hillel Road

Ramat Gan, 5250608 Israel

(Name, address and telephone number of person authorized to receive notices and communications)

December 5, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 7 Pages)

CUSIP No. 346414-10-5	13D/A	Page 2

1.	NAME OF REPORTING PERSON: Asseco Poland S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS:	WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Poland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER:	3,915,601
	8.	SHARED VOTING POWER:	0
	9.	SOLE DISPOSITIVE POWER:	3,915,601
	10.	SHARED DISPOSITIVE POWER:	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		3,915,601
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		25.6% (see Item 5) (1)
14.	TYPE OF REPORTING PERSON:		CO

(1)	The percentage ownership reported herein is based on 15,317,667 ordinary shares of the Issuer that were outstanding as of December 7, 2022, based on information provided by the Issuer to the Reporting Person upon request.

Item 1.	Security and Issuer.

This Amendment No. 5 (this “Amendment No. 5”) to the Statement of Beneficial Ownership on Schedule 13D filed on December 6, 2010 (the “Statement”), as amended by Amendment No. 1 thereto filed on August 8, 2017 (“Amendment No. 1”), Amendment No. 2 thereto filed on August 25, 2017 (“Amendment No. 2”), Amendment No. 3 thereto filed on October 19, 2017 (“Amendment No. 3”), and Amendment No. 4 thereto filed on September 18, 2020 (“Amendment No. 4”), relates to the American Depositary Shares (“ADRs”), each representing one ordinary share, par value NIS 1.0 per share (“Ordinary Shares”) of Formula Systems (1985) Ltd., an Israeli company (the “Issuer”). The address of the principal executive offices of the Issuer is 1 Yahadut Canada Street, Or Yehuda 6037501 - Terminal Center, Israel. Because of the one-to-one conversion ratio of ADRs to Ordinary Shares, this Amendment No. 5 relates to them as a single class of equity and refers to them together as Ordinary Shares. Capitalized terms used herein that are not otherwise defined shall have the respective meanings assigned thereto in the Statement or in Amendments No. 1, 2, 3 and 4.

This Amendment No. 5 is being filed by Asseco (as defined in Item 2 below) to report the termination of the Shareholders Agreement (as amended by the Shareholders Agreement Amendment) to which Asseco was party with the Issuer’s chief executive officer, Guy Bernstein (the “CEO”), which termination became effective as of December 5, 2022. The following changes related to Asseco’s beneficial ownership of Ordinary Shares have resulted from such termination of the Shareholders Agreement, as amended:

(i)	A reduction in Asseco’s percentage of beneficial ownership in excess of one percent (from 37.3% to 25.6%), due to the elimination of the Ordinary Shares (currently, 1,797,973 Ordinary Shares) held by the CEO from Asseco’s shared beneficial ownership (Asseco’s shared voting power), due to the termination of the various arrangements described below as part of the termination of the Shareholders Agreement;

(ii)	The termination of the Proxy (described in Item 6 of Amendment No. 3, subject to the amended terms described in paragraph (ii) of Item 1 of Amendment No. 4) previously executed by the CEO in favor of Asseco under the Shareholders Agreement with respect to the Ordinary Shares held by the CEO;

(iii)	The termination of Asseco’s and the CEO’s rights of first refusal to purchase each other’s Ordinary Shares upon the prospective sale by either party to a third party (subject to the terms described in the second paragraph under the heading “Shareholders Agreement” in Item 6 of Amendment No. 3);

(iv)	The termination of the CEO’s tag-along right to sell his Ordinary Shares pursuant to a transaction involving Asseco’s disposal of Ordinary Shares to third parties; and

(v)	The termination of the reciprocal rights of Asseco and the CEO under the Shareholders Agreement to purchase from one another at fair market value, all of the Ordinary Shares held by the other party or by its or his successor in interest in the case of certain insolvency events involving that other party.

Please see “Shareholders Agreement” in Item 6 of Amendment No. 3, as well as paragraph (ii) of Item 1 of Amendment No. 4, for further details concerning the arrangements between Asseco and the CEO under the Shareholders Agreement, as amended, that had been in effect— and which have been terminated as of the filing of this Amendment No. 5.

Item 2.	Identity and Background.

This Amendment No. 5 is being filed by Asseco Poland S.A. (“Asseco”), sometimes referred to herein as the “Reporting Person.”

Asseco is a Polish joint-stock company.  The principal business of Asseco is software production and development.  The principal business and office address of Asseco is Olchowa 14, 35-322 Rzeszow, Poland.  The names, business addresses, present principal occupation or employment and citizenship of the directors and executive officers of Asseco are set forth in the attached Schedule A, which is incorporated herein by reference.

During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the directors and executive officers of the Reporting Person, (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The changes to the number of Ordinary Shares for which Asseco possesses beneficial ownership, and the nature of that beneficial ownership, reported in this Amendment No. 5 were due to the termination of the Shareholders Agreement, for which no cash consideration was paid.

Item 4.	Purpose of Transaction.

As described in the Statement, the Ordinary Shares currently held by the Reporting Person were purchased as a strategic investment in the Issuer and its subsidiaries and affiliate companies engaged in the IT solutions and services business, with the intent of expanding the Reporting Person’s product offering and market reach.

Asseco intends to continue to assess its investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities.  Depending upon the foregoing factors or any other factors deemed relevant by Asseco, it may acquire additional Ordinary Shares or other Issuer securities and/or financial instruments, or dispose of all or part of the Ordinary Shares, in open market transactions, privately negotiated transactions or otherwise.  Any acquisition or disposition may be effected by Asseco at any time without prior notice.

As noted in the Statement, Asseco affirms herein once again that its representatives may engage in communications from time to time with one or more shareholders, officers or directors of the Issuer regarding the Issuer's operating performance, strategic direction or other matters that, if effected, could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has any present plan or proposal which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5	Interests in the Securities of the Purchaser.

(a) The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Amendment No. 5 (including the footnotes thereto) are incorporated herein by reference. As of the date of this Amendment No. 5, Asseco is the direct holder and beneficial owner (with direct sole voting and dispositive power) of 3,915,601 Ordinary Shares, representing approximately 25.6% of the Issuer’s outstanding Ordinary Shares (which percentage is based on 15,317,667 Ordinary Shares issued and outstanding as of December 7, 2022, based on information provided by the Issuer to the Reporting Person upon request).

Except as described in the first paragraph of this Item 5(a), as of the date of this Amendment No. 5, neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, beneficially owns any of the Issuer’s Ordinary Shares or presently has the power to vote or direct the vote or to dispose or direct the disposition of any Ordinary Shares.

(b) The Reporting Person possesses sole power to vote and direct the vote of, and sole power to dispose or to direct the disposition of, the Ordinary Shares described in paragraph (a) of this Item 5.

(c) During the last 60 days, Asseco has entered into a Termination Agreement with respect to the Shareholders Agreement, as amended, to which it had been party with the CEO (which does not involve an actual purchase or sale of Ordinary Shares), as described in Item 1 above. Other than that termination, the Reporting Person has not entered into any transactions in Ordinary Shares or related securities during the 60 days preceding the filing of this Amendment No. 5.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.1	Shareholders Voting Agreement, dated October 4, 2017, by and among the Reporting Person, an Israeli company for the benefit of Guy Bernstein, and Guy Bernstein (incorporated by reference to Exhibit No. 1 to Amendment No. 2 to the Schedule 13D filed by Guy Bernstein with the SEC on October 19, 2017)

Exhibit 1.2.	Amendment, dated September 7, 2020, to Shareholders Voting Agreement, dated October 4, 2017, by and among the Reporting Person, Emil Sharvit (2001) Consulting and Project Management Ltd. (an Israeli company for the benefit of Guy Bernstein), and Guy Bernstein (incorporated by reference to Exhibit No. 1.2 to Amendment No. 3 to the Schedule 13D filed by Guy Bernstein with the SEC on September 17, 2020)

Exhibit 1.3.	Termination Agreement, dated December 5, 2022, by and among the Reporting Person, Emil Sharvit (2001) Consulting and Project Management Ltd. (an Israeli company), and Guy Bernstein (incorporated by reference to Exhibit 1.3 to Amendment No. 4 to the Schedule 13D filed by Guy Bernstein with the SEC on December 7, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2022

Asseco Poland S.A.

	By:	/s/ Marek Panek
	Name:	Marek Panek
	Title:	Vice President of Management Board

By:	/s/ Gabriela Żukowicz
Name:	Gabriela Żukowicz
Title:	Vice President of Management Board

Schedule A

Directors and Executive Officers of Asseco Poland S.A.

The name, business address, present principal occupation or employment and citizenship of the directors and executive officers of Asseco Poland S.A. are set forth below.  The business address of each such director and executive officer is Olchowa 14, 35-322 Rzeszow, Poland.

Name and Position	Principal Occupation or Employment	Citizenship
Adam Góral	President of Management Board	Polish
Gabriela Żukowicz	Vice President of Management Board	Polish
Andrzej Dopierała	Vice President of Management Board	Polish
Sławomir Szmytkowski	Vice President of Management Board	Polish
Karolina Rzońca - Bajorek	Vice President of Management Board	Polish
Krzysztof Groyecki	Vice President of Management Board	Polish
Marek Panek	Vice President of Management Board	Polish
Paweł Piwowar	Vice President of Management Board	Polish
Zbigniew Pomianek	Vice President of Management Board	Polish
Artur Wiza	Vice President of Management Board	Polish
Grzegorz Bartler	Vice President of Management Board	Polish
Jacek Duch	Chairman of Supervisory Board	Polish
Artur Gabor	Member of Supervisory Board	Polish
Izabela Albrycht	Member of Supervisory Board	Polish
Piotr Augustyniak	Member of Supervisory Board	Polish
Dariusz Brzeski	Member of Supervisory Board	Polish
Piotr Maciąg	Member of Supervisory Board	Polish
Tobias Solorz	Member of Supervisory Board	Polish - German
Piotr Żak	Member of Supervisory Board	Polish
Adam Noga	Vice Chairman of Supervisory Board	Polish